

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Gerard Werner
President
Global Green Holdings, Limited
2208 Pershing Avenue
Sheboygan, WI 53083

December 3, 2010

>   **Re: Global Green Holdings, Limited**
>   **Form 10**
>   **Filed September 28, 2010 as amended November 12, 2010 and December 3,**
>   **2010**
>   **File No. 000-54134**

Dear Mr. Werner:

We have completed our review of your Form 10 and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director